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SECURITI 06002846 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapFinancial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8816 Six Forks Road, Suite 301
(No. and Street)

Raleigh (City) NC (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Strother (919) 870-6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 2 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH. D.C. 203

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Strother, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapFinancial Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

My Commission Expires 7.2.07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Member
CapFinancial Partners, LLC:

We have audited the accompanying balance sheets of CapFinancial Partners, LLC, a wholly-owned subsidiary of CapFinancial Group, Inc., (the "Company") as of December 31, 2005 and 2004, and the related statements of income and members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 16, 2006

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Balance Sheets

December 31, 2005 and 2004

Assets	2005	2004
Current assets:		
Cash and cash equivalents	$ 768,404	294,961
Accounts receivable - trade, net of allowance	844,797	405,684
Other receivables	143,741	9,030
Prepaid expenses	172,886	80,707
Total current assets	1,929,828	790,382
Property and equipment, at cost:		
Office furniture and equipment	313,887	254,234
Software	205,229	122,079
	519,116	376,313
Less accumulated depreciation and amortization	(173,289)	(61,901)
Property and equipment, net	345,827	314,412
Goodwill	377,518	-
	$ 2,653,173	1,104,794
Liabilities and Member's Capital		
Current liabilities:		
Accounts payable	205,590	131,775
Commissions payable	105,075	250,147
Accrued expenses	20,000	4,794
Total current liabilities	330,665	386,716
Member's capital	2,322,508	718,078
	$ 2,653,173	1,104,794

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Income and Member's Capital

Years ended December 31, 2005 and 2004

	2005	2004
Revenues	$ 11,835,716	10,597,663
Operating expenses:		
Salaries and management fees	6,428,601	5,514,414
Payroll taxes and benefits	621,433	575,104
Registration and fees	57,135	42,547
Publications and dues	23,972	26,193
Legal and professional	342,327	291,185
Office	193,203	189,064
Travel and entertainment	384,877	327,646
Insurance	166,117	123,318
Promotion	313,556	140,390
Depreciation and amortization	111,388	45,130
Retirement	116,610	112,790
Technology	218,762	248,672
Rent	434,912	425,464
Client relations	40,110	29,582
Taxes and licenses	14,493	8,188
Miscellaneous	54,867	89,475
	9,522,363	8,189,162
Operating income	2,313,353	2,408,501
Other income-interest	1,077	1,665
Net income	2,314,430	2,410,166
Member's capital, beginning of year	718,078	1,147,912
Capital contibuted	1,150,000	-
Distributions	(1,860,000)	(2,840,000)
Member's capital, end of year	$ 2,322,508	718,078

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 2,314,430	2,410,166
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	111,388	45,130
Changes in operating assets and liabilities:		
Accounts receivable - trade	(439,113)	(130,688)
Other receivables	(134,711)	(9,030)
Prepaid expenses	(92,179)	29,390
Accounts payable	73,815	(84,576)
Commissions payable	(145,072)	128,057
Accrued expenses	15,206	625
Net cash provided by operating activities	1,703,764	2,389,074
Cash flows from investing activities:		
Purchases of property and equipment	(142,803)	(344,291)
Goodwill	(377,518)	-
Cash used in investing activities	(520,321)	(344,291)
Cash flows from financing activities:		
Capital contributed	1,150,000	-
Distributions	(1,860,000)	(2,840,000)
Cash used in financing activities	(710,000)	(2,840,000)
Net increase (decrease) in cash and cash equivalents	473,443	(795,217)
Cash and cash equivalents, beginning of year	294,961	1,090,178
Cash and cash equivalents, end of year	$ 768,404	294,961

See accompanying notes to financial statements.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Notes to Financial Statements

December 31, 2005 and 2004

(1) Organization and Significant Accounting Policies

The Company was formed as CapFinancial Partners, LLC, (the "Company"), a North Carolina limited liability company, on April 16, 2003 to provide investment services to investors as a fully disclosed introducing broker-dealer. It is a wholly-owned subsidiary of CapFinancial Group, Inc. The Company operates in North Carolina and is licensed to operate in approximately twenty-nine other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis. Fees on accounts managed by the Company are collected and recognized on a quarterly basis at the beginning of each calendar quarter.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company provides an allowance for doubtful receivables in amounts equal to the estimated collection losses that will be incurred. The allowance for 2005 and 2004, respectively, was $45,000 and $0.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected partnership status under the Internal Revenue Code whereby its income is taxed to the members; therefore, there is no provision for income taxes for the Company.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the financial statements for 2004 have been reclassified to conform to the presentation for 2005. These reclassifications have no impact on net income or member's capital.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005 and 2004, the Company had net capital of $566,124 and $76,555, respectively, which was $516,124 and $26,555 in excess of required net capital, and its ratio of aggregate indebtedness to net capital, respectively, was .58 and 5.05 to 1.

(3) Related Parties

The Company is a wholly-owned subsidiary of CapFinancial Group, Inc. ("Group"). As of December 31, 2005 and 2004, the Company had payables of approximately $7,000 and $9,000 representing expenses paid by Group on behalf of the Company. The Company also leases office space from Group (see note 5).

(4) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2005 and 2004 were $116,610 and $112,790, respectively.

(5) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Group. The Company has entered into a sub-lease through 2010 with Group requiring payments as reflected below.

Year ending December 31,		
2006	$	328,750
2007		338,650
2008		348,800
2009		360,000
2010		370,000
	$	1,746,200

The Company also leases office equipment from Group for $2,500 per month on a month-to-month basis.

(6) Acquisition

During December 2005, the Company completed the acquisition of certain assets of another introducing broker dealer for approximately $700,000. The purchase price was allocated to trade accounts receivable acquired and an identifiable intangible asset titled "goodwill". Goodwill will be tested for impairment each year. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2005.

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Changes in Member's Capital

Years ended December 31, 2005 and 2004

	Total
Balance, December 31, 2003	$ 1,147,912
Net income for 2004	2,410,166
Dividends paid	(2,840,000)
Balance, December 31, 2004	718,078
Net income for 2005	2,314,430
Capital contributed	1,150,000
Dividends paid	(1,860,000)
Balance, December 31, 2005	$ 2,322,508

Schedule 2

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2005 and 2004

	2005	2004
Total assets	$ 2,653,173	1,104,794
Deduct: Aggregate indebtedness	(330,665)	(386,716)
Net worth	2,322,508	718,078
Deduct: Fidelity bond deduction	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-liquid assets	(1,756,384)	(641,523)
Deduct: Concessions	-	-
Deduct: Securities haircuts	-	-
Net capital	$ 566,124	76,555
Net capital requirements:		
Broker-dealer minimum	50,000	50,000
Net capital in excess of requirements	516,124	26,555
Net capital as computed above	$ 566,124	76,555
Net capital per December 31 Focus report (unaudited)	$ 566,124	76,555
Adjustments	-	-
Adjusted net capital, December 31	$ 566,124	76,555

Schedule 3

CAPFINANCIAL PARTNERS, LLC
(A Wholly-Owned Subsidiary of CapFinancial Group, Inc.)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005 and 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Member
CapFinancial Partners, LLC:

In planning and performing our audit of the financial statements of CapFinancial Partners, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report dated February 16, 2006.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 16, 2006